

February 18, 2021

Craig McCaw
Chief Executive Officer
Colicity Inc.
2300 Carillon Point
Kirkland, WA 98033

>   **Re: Colicity Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 18, 2021**
>   **File No. 333-252811**

Dear Mr. McCaw:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 18, 2021

Risk Factors, page 30

1. Although we note your revisions in response to prior comment 1, it continues to appear that section 9.3 of Exhibit 4.4 presents risks to investors. It also continues to be unclear whether that provision applies to claims arising under the Securities Act, the Exchange Act, or the rules and regulations thereunder. Therefore, we reissue the comment.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David A. Sakowitz, Esq.